(all amounts are in U.S. dollars except where otherwise indicated)

Gildan Activewear Reports Record Second Quarter Sales and EPS and Updates Full Year Sales and Adjusted Earnings1 Guidance to Higher End of Range

•	Record Q2 GAAP diluted EPS of $0.51 and adjusted diluted EPS[1] of $0.52, up 6% over last year

•	Organic net sales growth of approximately 7%

•	Continued growth momentum in imprintable fashion basics

•	International sales up 35% for the quarter

•	Sales and adjusted diluted EPS guidance updated to higher end of range

•	$98 million of free cash flow[1] generated in the quarter

•	Free cash flow for the full year now expected to exceed $425 million

•	Company increases size of existing NCIB program to up to 10% of public float

Montreal, Thursday, August 2, 2018 – Gildan Activewear Inc. (GIL: TSX and NYSE) today announced its results for the second quarter ended July 1, 2018, updated its full year guidance and announced that it has increased the common share allotment of its current normal course issuer bid (NCIB) program.

The Company reported record second quarter sales and adjusted diluted EPS ahead of its expectations, setting the Company on the path to achieve the higher end of its full year guidance range for both sales and adjusted diluted EPS. Strong sales momentum in key growth areas such as fashion basics and international markets continued during the second quarter. Adjusted diluted EPS for the quarter was up 6.1%, largely in line with sales growth, despite higher manufacturing and supply chain costs in the quarter, partly offset by a 50 basis point improvement in SG&A expenses as a percentage of sales. SG&A leverage reflected the benefit of cost reductions resulting from the Company’s recent organizational consolidation which is progressing well. During the second quarter, the Company generated $98 million of free cash flow and now expects its free cash flow for the full year to be in excess of $425 million, compared to its previous guidance of in excess of $400 million. Shortly after the end of the second quarter, the Company completed the repurchase of the full share allotment pursuant to its NCIB program and today announced Board and Toronto Stock Exchange approval to increase the size of its program to up to 10% of the public float as at February 15, 2018.

Operating results
Net sales of $764.2 million in the second quarter ended July 1, 2018, were up 6.8% compared to the prior year driven by a 17.3% increase in activewear sales. The sales increase in activewear was driven by strong shipments of imprintable products, as well as increased shipments to global lifestyle brand customers and retailers. International sales in the second quarter were up 35.2%, reflecting strong growth momentum across all markets. The increase in activewear sales also reflected higher net selling prices, including the impact of foreign exchange, and favourable product-mix, driven by strong double digit growth in fleece shipments and growth in fashion basics. The hosiery and underwear category declined 23.8% during the quarter mainly due to the unit volume decline in socks at mass retailers, which are shifting emphasis toward their own private label brands, and lower licensed and Gold Toe® brand sales. In addition, underwear shipments were down on a year over year basis for the quarter, primarily due to the non-recurrence of shipments related to the initial fill of expanded space gains in the prior year.

Gross margin in the second quarter of 2018 totaled 28.3%, reflecting a 150 basis point decrease over the same period last year. The decline was mainly due to higher raw material and other input costs and additional manufacturing expenses resulting from disruptions within our supply chain in Central America. The unfavourable impact of these

(1) Please refer to "Definition and reconciliation of non-GAAP financial measures" in this press release.

factors more than offset the benefit of higher net selling prices, including foreign exchange, and the positive impact of a richer product-mix.

As a percentage of sales, SG&A expenses for the second quarter were 12.0%, down 50 basis points from the prior year quarter. The improvement was mainly due to the benefit of cost reductions resulting from the Company's recent organizational consolidation, which more than offset increased costs related to the enhancement of the Company's e-commerce and distribution capabilities.

For the second quarter of 2018, the Company generated operating income of $121.0 million and adjusted operating income1 of $124.0 million, flat compared to the same period last year. Operating margin of 15.8% and adjusted operating margin1 of 16.2% were both down 110 basis points compared to the second quarter of 2017 reflecting the decline in gross margin partly offset by SG&A leverage.

Net earnings for the three months ended July 1, 2018 amounted to $109.0 million, or $0.51 per share on a diluted basis, compared with net earnings of $107.7 million, or $0.48 per share on a diluted basis for the same period last year. Excluding the impact of after-tax restructuring and acquisition-related costs, Gildan reported adjusted EPS of $0.52 per share on a diluted basis for the second quarter of 2018, up 6.1% from $0.49 per share on a diluted basis in the same quarter last year. The increase in adjusted diluted EPS was mainly due to higher sales and the benefit of a lower share count compared to the prior year, partly offset by a lower operating margin.

The Company generated $98.0 million of free cash flow in the second quarter 2018 compared to $162.1 million in the same quarter last year. The decline was mainly due to less favourable changes in working capital and higher capital expenditures compared to the same period last year, partly offset by higher net earnings. Capital expenditures of $32.3 million in the quarter were primarily for investments in textile and sewing capacity expansion, distribution, and information technology. During the second quarter of 2018, the Company repurchased 7,170,880 common shares at a total cost of approximately $209 million, pursuant to its NCIB. The Company ended the second quarter of 2018 with net debt1 of $858.6 million and a net debt leverage ratio1 of 1.5 times net debt to trailing twelve months adjusted EBITDA1.

Year-to-date results
Net sales of $1,411.5 million for the six months ended July 1, 2018 were up $30.8 million, or 2.2% compared to the same period last year. The sales increase was driven by a 10.5% increase in activewear sales, partly offset by a 22.2% decline in the hosiery and underwear sales category. Activewear sales grew mainly as a result of strong shipments in the second quarter across all major regions, including a 30.2% year-to-date increase in international sales. Activewear sales growth also reflected the benefit of higher net selling prices, including foreign exchange, and favourable product-mix compared to the same period last year. The decline in the hosiery and underwear sales category was mainly due to lower unit sales of socks, particularly to mass retailers which are shifting emphasis toward their own private label brands, as well as the impact of the non-recurrence of the initial roll-out of certain program gains which occurred during the first half of the prior year.

Gross margin for the first six months of 2018 of 27.8% was down 130 basis points over the prior year, largely as a result of increases in raw material and other input costs and additional manufacturing costs related to disruptions within our supply chain in Central America. These factors were partly offset by higher net selling prices and the benefit of a richer product-mix compared to the prior year.

SG&A expenses as a percentage of sales for the first half of the year were 13.1% slightly up from 12.9% in the same period last year, primarily due to planned increases in expenses related to the enhancement of e-commerce and distribution capabilities, partly offset by cost reductions resulting from the Company's recent organizational consolidation. Operating margin and adjusted operating margin for the first six months of 2018 were 14.0% and 14.6% respectively, compared to 15.5% and 16.2% in the same period in the prior year.

Net earnings for the first six months of 2018 were $176.9 million, or $0.82 per share on a diluted basis compared to net earnings of $191.2 million, or $0.84 per share on a diluted basis for the same period last year. Before reflecting after-tax restructuring and acquisition-related costs in both years, adjusted net earnings were $186.1 million, or $0.86 per share on a diluted basis in the first six months of 2018, compared to adjusted net earnings of $200.6 million, or $0.88 per

(1) Please refer to "Definition and reconciliation of non-GAAP financial measures" in this press release.

share on a diluted basis in the same period last year. The decrease in net earnings and adjusted net earnings was mainly due to a lower operating margin, partly offset by the contribution from higher sales and a lower income tax expense. On a diluted per share basis, the decrease in net earnings and adjusted net earnings was also partly offset by the benefit of a lower share count compared to the prior year.

Outlook
The Company updated its full year 2018 financial guidance and is now projecting adjusted diluted EPS to be in the range of $1.85 to $1.90 compared to its previous guidance of $1.80 to $1.90. Net sales growth is now projected to be in the mid-single-digit range, the upper end of the Company's previous range of low to mid-single digit growth. The Company expects adjusted EBITDA to be in the range of $605 to $620 million compared to $595 to $620 million previously, and free cash flow for 2018 is now expected to be in excess of $425 million for the year, higher than its previous estimate of in excess of $400 million. Guidance for capital expenditures remains at approximately $125 million for 2018.

The Company's updated guidance reflects better than anticipated performance in the second quarter and higher projected activewear sales, to be partly offset by lower projected sock sales and higher manufacturing and supply chain costs than previously anticipated. The Company is projecting double digit growth in activewear sales for the full year, including continued strong growth trends in fashion basics, fleece, and international markets. American Apparel® sales are now expected to be at an exit run rate of close to $100 million by the end of the year. Hosiery and underwear sales for 2018 are now projected to be down approximately $85 million due to lower than previously anticipated sock sales. SG&A cost savings resulting from the Company's organizational consolidation are on track, positioning the Company to generate expected improved SG&A as a percentage of sales in the range of 100 to 200 basis points in the third and fourth quarters of the year compared to the prior year, as previously guided. Adjusted operating margin for the year is now expected to be slightly down compared to the prior year, as the Company absorbs incremental manufacturing expenses which were not anticipated in its initial guidance. For the balance of 2018, the Company is projecting adjusted diluted EPS growth in the high-single-digit to low-double-digit range in the third quarter, and strong double-digit adjusted diluted EPS growth in the fourth quarter.

Declaration of quarterly dividend
The Board of Directors has declared a cash dividend of $0.112 per share, payable on September 10, 2018 to shareholders of record on August 16, 2018. This dividend is an “eligible dividend” for the purposes of the Income Tax Act (Canada) and any other applicable provincial legislation pertaining to eligible dividends.

Normal course issuer bid
The Company announced today that it has received approval from the Toronto Stock Exchange (TSX) to amend its current NCIB in order to increase the maximum number of common shares that may be repurchased from 10,960,391 common shares, or approximately 5% of the Company’s issued and outstanding common shares as at February 15, 2018 (the reference date for the NCIB), to 21,575,761 common shares, representing approximately 10% of the Company’s public float as at February 15, 2018. No other terms of the NCIB have been amended.

The NCIB, which began February 27, 2018 and will end no later than February 26, 2019, is conducted by means of open market transactions on both the TSX and the New York Stock Exchange (NYSE), or alternative trading systems, if eligible, or by such other means as a securities regulatory authority may permit, including pre-arranged crosses or by private agreements under an issuer bid exemption order issued by securities regulatory authorities in Canada.

Under the TSX rules, any daily repurchases on the TSX are limited to a maximum of 114,889 common shares, which represents 25% of the average daily trading volume on the TSX for the six months ended January 31, 2018. In addition, Gildan may make, once per week, a block purchase of common shares not directly or indirectly owned by insiders of Gildan, in accordance with TSX rules. All shares purchased pursuant to the NCIB are cancelled.

The automatic purchase plan (ASPP) entered into with a designated broker on March 23, 2018 also remains unchanged. The ASPP allows for the purchase of common shares under the NCIB at times when the Company would ordinarily not be permitted to purchase its common shares due to regulatory restrictions or self-imposed trading blackout periods. Outside of the pre-determined blackout periods, common shares may be purchased under the NCIB based on the discretion of the Company’s management, in compliance with TSX rules and applicable securities laws.

During the period from February 27, 2018 to July 31, 2018, Gildan purchased and cancelled a total of 10,960,391 common shares, representing 5.1% of the Company’s public float and 5.0% of the Company’s issued and outstanding common shares as at February 15, 2018.
Gildan’s management and the Board of Directors believe the repurchase of the common shares represents an appropriate use of Gildan’s financial resources and that share repurchases under the NCIB will not preclude Gildan from continuing to pursue complementary acquisitions.

Disclosure of outstanding share data
As at July 31, 2018, there were 208,130,849 common shares issued and outstanding along with 2,741,957 stock options and 104,806 dilutive restricted share units (Treasury RSUs) outstanding. Each stock option entitles the holder to purchase one common share at the end of the vesting period at a pre-determined option price. Each Treasury RSU entitles the holder to receive one common share from treasury at the end of the vesting period, without any monetary consideration being paid to the Company.

Conference call information
Gildan Activewear Inc. will hold a conference call to discuss second quarter 2018 results and its business outlook today at 8:30 AM ET. A live audio webcast of the conference call, as well as a replay, will be available on its corporate site or on the following link: http://www.gildancorp.com/events. The conference call can be accessed by dialing (800) 447-0521 (Canada & U.S.) or (847) 413-3238 (international) and entering passcode 47165200#. A replay will be available for 7 days starting at 11:00 AM ET by dialing (888) 843-7419 (Canada & U.S.) or (630) 652-3042 (international) and entering the same passcode.

Notes
This release should be read in conjunction with Gildan’s Management’s Discussion and Analysis and its unaudited condensed interim consolidated financial statements as at and for the three and six months ended July 1, 2018 available on Gildan's corporate website, which will be filed by Gildan with the Canadian securities regulatory authorities and with the U.S. Securities and Exchange Commission.

Certain minor rounding variances may exist between the unaudited condensed interim consolidated financial statements and the table summaries contained in this press release.

Supplemental Financial Data

CONSOLIDATED FINANCIAL DATA (UNAUDITED)

(in U.S.$ millions, except per share amounts or otherwise indicated)	Q2 2018	Q2 2017	Variation (%)	YTD 2018	YTD 2017	Variation (%)
Net sales	764.2	715.4	6.8%	1,411.5	1,380.7	2.2%
Gross profit	215.9	213.3	1.2%	391.7	402.0	(2.6)%
SG&A expenses	91.9	89.3	2.9%	185.0	178.6	3.6%
Restructuring and acquisition-related costs	3.0	2.8	7.1%	9.4	9.4	—%
Operating income	121.0	121.1	(0.1)%	197.3	214.1	(7.8)%
Adjusted operating income(1)	124.0	123.9	0.1%	206.7	223.5	(7.5)%
Adjusted EBITDA(1)	166.0	165.4	0.4%	290.1	304.3	(4.7)%
Financial expenses	8.0	7.6	5.3%	13.2	12.3	7.3%
Income tax expense	4.0	5.8	(31.0)%	7.2	10.6	(32.1)%
Net earnings	109.0	107.7	1.2%	176.9	191.2	(7.5)%
Adjusted net earnings(1)	111.5	110.5	0.9%	186.1	200.6	(7.2)%

Basic EPS	0.51	0.48	6.3%	0.82	0.84	(2.4)%
Diluted EPS	0.51	0.48	6.3%	0.82	0.84	(2.4)%
Adjusted diluted EPS(1)	0.52	0.49	6.1%	0.86	0.88	(2.3)%

Gross margin	28.3%	29.8%	(1.5) pp	27.8%	29.1%	(1.3) pp
SG&A expenses as a percentage of sales	12.0%	12.5%	(0.5) pp	13.1%	12.9%	0.2 pp
Operating margin	15.8%	16.9%	(1.1) pp	14.0%	15.5%	(1.5) pp
Adjusted operating margin(1)	16.2%	17.3%	(1.1) pp	14.6%	16.2%	(1.6) pp

Cash flows from operating activities	130.3	179.9	(27.6)%	112.7	245.7	(54.1)%
Free cash flow(1)	98.0	162.1	(39.5)%	58.1	203.3	(71.4)%

As at	Jul 1, 2018	Dec 31, 2017
Inventories	969.7	945.7
Trade accounts receivable	383.6	243.4
Net indebtedness(1)	858.6	577.2
Net debt leverage ratio(1)	1.5	1.0
(1) Please refer to "Definition and reconciliation of non-GAAP financial measures" in this press release.

DISAGGREGATION OF REVENUE

Net sales by major product group were as follows:

(in U.S.$ millions or otherwise indicated)	Q2 2018	Q2 2017	Variation (%)	YTD 2018	YTD 2017	Variation (%)
Activewear	625.2	533.0	17.3%	1,139.7	1,031.5	10.5%
Hosiery and underwear	139.0	182.4	(23.8)%	271.8	349.2	(22.2)%
	764.2	715.4	6.8%	1,411.5	1,380.7	2.2%

Net sales were derived from customers located in the following geographic areas:

(in U.S.$ millions or otherwise indicated)	Q2 2018	Q2 2017	Variation (%)	YTD 2018	YTD 2017	Variation (%)
United States	644.7	615.4	4.8%	1,200.5	1,195.9	0.4%
Canada	30.1	33.9	(11.2)%	55.5	65.4	(15.1)%
International	89.4	66.1	35.2%	155.5	119.4	30.2%
	764.2	715.4	6.8%	1,411.5	1,380.7	2.2%

Definition and reconciliation of non-GAAP financial measures
This press release includes references to certain non-GAAP financial measures as described below. These non-GAAP measures do not have any standardized meanings prescribed by International Financial Reporting Standards (IFRS) and are therefore unlikely to be comparable to similar measures presented by other companies. Accordingly, they should not be considered in isolation. The terms and definitions of the non-GAAP measures used in this press release and a reconciliation of each non-GAAP measure to the most directly comparable IFRS measure are provided below.

Adjusted net earnings and adjusted diluted EPS
Adjusted net earnings are calculated as net earnings before restructuring and acquisition-related costs, including related income tax expenses and recoveries. Adjusted diluted EPS is calculated as adjusted net earnings divided by the diluted weighted average number of common shares outstanding. The Company uses adjusted net earnings and adjusted diluted EPS to measure its performance from one period to the next without the variation caused by the impacts of the items described above. The Company excludes these items because they affect the comparability of its financial results and could potentially distort the analysis of trends in its business performance. Excluding these items does not imply they are necessarily non-recurring.

(in U.S.$ millions, except per share amounts)	Q2 2018	Q2 2017	YTD 2018	YTD 2017
Net earnings	109.0	107.7	176.9	191.2
Adjustments for:
Restructuring and acquisition-related costs	3.0	2.8	9.4	9.4
Income tax recovery relating to restructuring and acquisition-related costs	(0.5)	—	(0.2)	—
Adjusted net earnings	111.5	110.5	186.1	200.6
Basic EPS	0.51	0.48	0.82	0.84
Diluted EPS	0.51	0.48	0.82	0.84
Adjusted diluted EPS	0.52	0.49	0.86	0.88

Adjusted operating income and adjusted operating margin
Adjusted operating income is calculated as operating income before restructuring and acquisition-related costs. Adjusted operating margin is calculated as adjusted operating income divided by net sales. Management uses adjusted operating income and adjusted operating margin to measure its performance from one period to the next without the variation caused by the impacts of the items described above. The Company excludes these items because they affect the comparability of its financial results and could potentially distort the analysis of trends in its business performance. Excluding these items does not imply they are necessarily non-recurring.

(in U.S.$ millions, or otherwise indicated)	Q2 2018	Q2 2017	YTD 2018	YTD 2017
Operating income	121.0	121.1	197.3	214.1
Adjustment for:
Restructuring and acquisition-related costs	3.0	2.8	9.4	9.4
Adjusted operating income	124.0	123.9	206.7	223.5

Operating margin	15.8%	16.9%	14.0%	15.5%
Adjusted operating margin	16.2%	17.3%	14.6%	16.2%

Adjusted EBITDA
Adjusted EBITDA is calculated as earnings before financial expenses, income taxes, and depreciation and amortization, and excludes the impact of restructuring and acquisition-related costs. The Company uses adjusted EBITDA, among other measures, to assess the operating performance of its business. The Company also believes this measure is commonly used by investors and analysts to measure a company’s ability to service debt and to meet other payment obligations, or as a common valuation measurement. The Company excludes depreciation and amortization expenses, which are non-cash in nature and can vary significantly depending upon accounting methods or non-operating factors. Excluding these items does not imply they are necessarily non-recurring.

(in U.S.$ millions)	Q2 2018	Q2 2017	YTD 2018	YTD 2017
Net earnings	109.0	107.7	176.9	191.2
Restructuring and acquisition-related costs	3.0	2.8	9.4	9.4
Depreciation and amortization	42.0	41.5	83.4	80.8
Financial expenses, net	8.0	7.6	13.2	12.3
Income tax expense	4.0	5.8	7.2	10.6
Adjusted EBITDA	166.0	165.4	290.1	304.3

Free cash flow
Free cash flow is defined as cash from operating activities less cash flow used in investing activities excluding business acquisitions. The Company considers free cash flow to be an important indicator of the financial strength and liquidity of its business, and it is a key metric which indicates how much cash is available after capital expenditures to repay debt, to pursue business acquisitions, and/or to redistribute to its shareholders. The Company believes this measure is commonly used by investors and analysts when valuing a business and its underlying assets.

(in U.S.$ millions)	Q2 2018	Q2 2017	YTD 2018	YTD 2017
Cash flows from operating activities	130.3	179.9	112.7	245.7
Cash flows used in investing activities	(32.3)	(26.9)	(54.7)	(144.5)
Adjustment for:
Business acquisitions	—	9.1	0.1	102.1
Free cash flow	98.0	162.1	58.1	203.3

Total indebtedness and net indebtedness
Total indebtedness is defined as the total bank indebtedness and long-term debt (including any current portion), and net indebtedness is calculated as total indebtedness net of cash and cash equivalents. The Company considers total indebtedness and net indebtedness to be important indicators of the financial leverage of the Company.

(in U.S.$ millions)	Jul 1, 2018	Dec 31, 2017
Long-term debt and total indebtedness	900.0	630.0
Cash and cash equivalents	(41.4)	(52.8)
Net indebtedness	858.6	577.2

Net debt leverage ratio
The net debt leverage ratio is defined as the ratio of net indebtedness to pro-forma adjusted EBITDA for the trailing twelve months. The pro-forma adjusted EBITDA for the trailing twelve months reflects business acquisitions made during the period as if they had occurred at the beginning of the trailing twelve month period. The Company has set a target net debt leverage ratio of one to two times pro-forma adjusted EBITDA for the trailing twelve months. The Company uses, and believes that certain investors and analysts use, the net debt leverage ratio to measure the financial leverage of the Company.

(in U.S.$ millions, or otherwise indicated)	Jul 1, 2018	Dec 31, 2017
Adjusted EBITDA for the trailing twelve months	571.8	586.1
Adjustment for:
Business acquisitions	—	0.3
Pro-forma adjusted EBITDA for the trailing twelve months	571.8	586.4
Net indebtedness	858.6	577.2
Net debt leverage ratio	1.5	1.0

Caution concerning forward-looking statements
Certain statements included in this press release constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation and regulations, and are subject to important risks, uncertainties, and assumptions. This forward-looking information includes, amongst others, information with respect to our objectives and the strategies to achieve these objectives, as well as information with respect to our beliefs, plans, expectations, anticipations, estimates, and intentions, including, without limitation, our expectation with regards to net sales, adjusted diluted earnings per share, SG&A expenses, adjusted operating margin, income tax rate, adjusted EBITDA, free cash flow, and capital expenditures. Forward-looking statements generally can be identified by the use of conditional or forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “project”, “assume”, “anticipate”, “plan”, “foresee”, “believe” or “continue”, or the negatives of these terms or variations of them or similar terminology. We refer you to the Company’s filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, as well as the risks described under the “Financial risk management”, “Critical accounting estimates and judgments”, and “Risks and uncertainties” sections of the Company’s Management’s Discussion and Analysis for the three and six months ended July 1, 2018 and for the fiscal year ended December 31, 2017 for a discussion of the various factors that may affect the Company’s future results. Material factors and assumptions that were applied in drawing a conclusion or making a forecast or projection are also set out throughout such documents and this press release.

Forward-looking information is inherently uncertain and the results or events predicted in such forward-looking information may differ materially from actual results or events. Material factors, which could cause actual results or events to differ materially from a conclusion, forecast, or projection in such forward-looking information, include, but are not limited to:

•	our ability to implement our growth strategies and plans;

•	our ability to successfully integrate acquisitions and realize expected benefits and synergies;

•	the intensity of competitive activity and our ability to compete effectively;

•	changes in general economic and financial conditions globally or in one or more of the markets we serve;

•	our reliance on a small number of significant customers;

•	the fact that our customers do not commit to minimum quantity purchases;

•	our ability to anticipate, identify, or react to changes in consumer preferences and trends;

•	our ability to manage production and inventory levels effectively in relation to changes in customer demand;

•	fluctuations and volatility in the price of raw materials used to manufacture our products, such as cotton, polyester fibers, dyes and other chemicals;

•	our reliance on key suppliers and our ability to maintain an uninterrupted supply of raw materials and finished goods;

•	the impact of climate, political, social, and economic risks in the countries in which we operate or from which we source production;

•
disruption to manufacturing and distribution activities due to such factors as operational issues, disruptions in transportation logistic functions, labour disruptions, political or social instability, bad weather, natural disasters, pandemics, and other unforeseen adverse events;

•
compliance with applicable trade, competition, taxation, environmental, health and safety, product liability, employment, patent and trademark, corporate and securities, licensing and permits, data privacy, bankruptcy, anti-corruption, and other laws and regulations in the jurisdictions in which we operate;

•
the imposition of trade remedies, or changes to duties and tariffs, international trade legislation, bilateral and multilateral trade agreements and trade preference programs that the Company is currently relying on in conducting its manufacturing operations or the application of safeguards thereunder;

•	factors or circumstances that could increase our effective income tax rate, including the outcome of any tax audits or changes to applicable tax laws or treaties;

•	changes to and failure to comply with consumer product safety laws and regulations;

•	changes in our relationship with our employees or changes to domestic and foreign employment laws and regulations;

•
negative publicity as a result of actual, alleged, or perceived violations of labour and environmental laws or international labour standards, or unethical labour or other business practices by the Company or one of its third- party contractors;

•	changes in third party licensing arrangements and licensed brands;

•	our ability to protect our intellectual property rights;

•
operational problems with our information systems as a result of system failures, viruses, security and cyber security breaches, disasters, and disruptions due to system upgrades or the integration of systems;

•	an actual or perceived breach of data security;

•	our reliance on key management and our ability to attract and/or retain key personnel;

•	changes in accounting policies and estimates; and

•	exposure to risks arising from financial instruments, including credit risk, liquidity risk, foreign currency risk, and interest rate risk, as well as risks arising from commodity prices.

These factors may cause the Company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. Forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made, may have on the Company’s business. For example, they do not include the effect of business dispositions, acquisitions, other business transactions, asset write-downs, asset impairment losses, or other charges announced or occurring after forward-looking statements are made. The financial impact of such transactions and non-recurring and other special items can be complex and depends on the facts particular to each of them.

There can be no assurance that the expectations represented by our forward-looking statements will prove to be correct. The purpose of the forward-looking statements is to provide the reader with a description of management’s expectations regarding the Company’s future financial performance and may not be appropriate for other purposes. Furthermore, unless otherwise stated, the forward-looking statements contained in this press release are made as of the date of this press release, and we do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events, or otherwise unless required by applicable legislation or regulation. The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

About Gildan
Gildan is a leading manufacturer of everyday basic apparel which markets its products in North America, Europe, Asia-Pacific, and Latin America, under a diversified portfolio of Company-owned brands, including Gildan®, American Apparel®, Comfort Colors®, Gildan® Hammer™, Gold Toe®, Anvil®, Alstyle®, Secret®, Silks®, Kushyfoot®, Secret Silky®, Therapy Plus™, Peds® and MediPeds®, and under the Under Armour® brand through a sock licensing agreement providing exclusive distribution rights in the United States and Canada. Our product offering includes activewear, underwear, socks, hosiery, and legwear products sold to a broad range of customers, including wholesale distributors, screenprinters or embellishers, as well as to retailers that sell to consumers through their physical stores and/or e-commerce platforms. In addition, we sell directly to consumers through our own direct-to-consumer platforms.

Gildan owns and operates vertically integrated, large-scale manufacturing facilities which are primarily located in Central America, the Caribbean Basin, North America, and Bangladesh. With over 50,000 employees worldwide Gildan operates with a strong commitment to industry-leading labour and environmental practices throughout its supply chain in accordance with its comprehensive Genuine Responsibility™ program embedded in the Company's long-term business strategy. More information about the Company and its corporate citizenship practices and initiatives can be found at www.gildancorp.com and www.genuineresponsibility.com, respectively.

Investor inquiries:
Sophie Argiriou
Vice President, Investor Communications
(514) 343-8815
sargiriou@gildan.com

Media inquiries:
Garry Bell
Vice President, Corporate Marketing and Communications
(514) 744-8600
gbell@gildan.com

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